SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                     INLAND LAND APPRECIATION FUND II, L.P.
                            (Name of Subject Company)

  MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF-NY 2005, LLC; SUTTER OPPORTUNITY FUND 3, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; MP
FALCON GROWTH FUND 2, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY PREMIER FUND, LLC; MP FALCON FUND, LLC; MORAGA GOLD, LLC; MPF FLAGSHIP FUND 11, LLC; AND MACKENZIE
                             PATTERSON FULLER, INC.
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                              Copy to:
Christine Simpson                             Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.              MacKenzie Patterson Fuller, Inc.
1640 School Street                            1640 School Street
Moraga, California  94556                     Moraga, California  94556
(925) 631-9100 ext.224                        (925) 631-9100 ext. 206
                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                 Transaction                     Amount of
                  Valuation*                     Filing Fee
                  ----------                     ----------

               $2,452,100.00                       $288.61

* For purposes of calculating the filing fee only. Assumes the purchase of 3,503 Units at a purchase price equal to $700 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $288.61
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, Inc.
      Date Filed: August 23, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF-NY 2005, LLC; SUTTER OPPORTUNITY FUND 3, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; MP FALCON GROWTH FUND 2, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY PREMIER FUND, LLC; MP FALCON FUND, LLC; MORAGA GOLD, LLC; AND MPF FLAGSHIP FUND 11, LLC (collectively the "Purchasers") to purchase up to 3,503 Units of limited partnership interest (the "Units") in Inland Land Appreciation Fund II, L.P. (the "Partnership"), the subject company, at a purchase price equal to $700 per Unit, less the amount of any distributions declared or made with respect to the Units between August 23, 2005 (the "Offer Date") and October 4, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

      The Offer terminated October 4, 2005. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 113.75 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 113.75 Units, or approximately 0.23% of the total outstanding Units. The Units were allocated as follows: MPF-NY 2005, LLC, 11.75 Units; MPF Flagship Fund 9, LLC, 102 Units.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2005

MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF-NY 2005, LLC; SUTTER OPPORTUNITY FUND 3, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; MP FALCON GROWTH FUND 2, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY PREMIER FUND, LLC; MP FALCON FUND, LLC; MORAGA GOLD, LLC; MPF FLAGSHIP FUND 11, LLC


By: /s/ Chip Patterson
    ----------------------------------
    Chip Patterson, Senior Vice President of Manager or
    General Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.


By: /s/ Chip Patterson
    ----------------------------------
    Chip Patterson, Senior Vice President